                                                                      EXHIBIT 11
SPECIALTY MORTGAGE TRUST, INC.
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

YEAR ENDED DECEMBER 31,

                                                             2001          2000           1999
Basic
    Average Common Shares Outstanding                     1,955,043       326,064        314,244

    Net Earnings Attributable to Common Stock            $1,544,898     $(527,191)     $(230,499)

    Per Share Amount                                     $     0.79     $   (1.62)     $   (0.73)

Diluted
    Average Common Shares Outstanding                     1,955,043       326,064        314,244

    Net effect of dilutive stock options outstanding
      during the period - based on the treasury
      stock method                                           52,213            --             --

    Total                                                 2,007,256       326,064        314,244

    Net Earnings attributable to common stock            $1,544,898     $(527,191)     $(230,499)

    Per Share Amount                                          $0.77        $(1.62)        $(0.73)

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               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Specialty Mortgage Trust, Inc.

In connection with our audits of the financial statements of Specialty Mortgage Trust, Inc. referred to in our report dated January 25, 2002, which is included in the annual report to security holders, we have also audited Schedules II and IV for each for the three years in the period ended December 31, 2001. In our opinion, these schedules when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be set forth therein.

                             /s/ GRANT THORNTON LLP

Reno, Nevada
January 25, 2002

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